Filed by Conversant, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Conversant, Inc.

Commission File No. 001-31357

The following is a transcript of a joint investor conference call held by Conversant, Inc. and Alliance Data Systems Corporation at 4:30 p.m. Central time on September 11, 2014. While every effort has been made to provide an accurate transcription, there may be inaccuracies due to typographical mistakes, inaudible statements, errors, or omissions. Conversant believes that none of these inaccuracies is material.

CORPORATE PARTICIPANTS

Julie Prozeller FTI Consulting - IR

Ed Heffernan Alliance Data Systems Corp - President and CEO

Charles Horn Alliance Data Systems Corporation - CFO

John Giuliani Conversant - CEO

Bryan Kennedy Epsilon - CEO

CONFERENCE CALL PARTICIPANTS

Ashish Sabadra Deutsche Bank - Analyst

Tulu Yunus Nomura Securities Intl - Analyst

Sanjay Sakhrani Keefe, Bruyette & Woods - Analyst

Dan Salmon BMO Capital Markets - Analyst

Darrin Peller Barclays Capital - Analyst

Dan Perlin RBC Capital Markets - Analyst

Bob Napoli William Blair & Company - Analyst

Andrew Jeffrey SunTrust Robinson Humphrey - Analyst

PRESENTATION

Operator

Good afternoon, and welcome to the Alliance Data conference call to discuss the acquisition of Conversant.

(Operator Instructions)

It is now my pleasure to introduce your host, Ms. Julie Prozeller of FTI Consulting. Please go ahead.

Julie Prozeller - FTI Consulting - IR

Thank you, operator. By now, you should have received a copy of the press release. If you haven’t please call FTI Consulting at 212-850-5721.

Hosting the call will be Ed Heffernan, President and Chief Executive Officer, and Charles Horn, Chief Financial Officer of Alliance Data. Bryan Kennedy, Chief Executive Officer of Epsilon, and John Giuliani, President and Chief Executive Officer of Conversant.

Before we begin, I would like to remind you that certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion, and effects of the proposed merger between Alliance Data and Conversant constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Such statements may use the words such as anticipate, believe, continue, could, estimate, expect, intend, predict, project, would, and similar expressions, as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in, or suggested by such statements.

Such estimates and statements include but are not limited to statements about the benefits of the merger, including future financial and operating results, the Company’s planned — combined Company’s planned objectives, expectations, financial or otherwise, and intentions, the estimated timetable for completing the transaction, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectation of the management of Alliance Data and/or Conversant, and are subject to certain significant risks and uncertainties outside of our control.

Risks and uncertainties related to the proposed merger include, among others, the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained, or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges, or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers, and retain and hire key personnel, and maintain relationships with their suppliers, and on their operating results and business generally.

For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective annual reports filed on Form 10-K for the year ended December 31, 2013, quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC’s website at www.SEC.gov.

Neither Alliance Data nor Conversant is under any obligation and each expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as required by law. Persons reading this announcement are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date hereof. With that, I would like to turn the call over to Ed Heffernan. Ed?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Thanks, Julie. This is Ed Heffernan, I am the CEO of Alliance Data. And as Julie mentioned, I’m joined here with John Giuliani, CEO of Conversant, as well as Charles Horn, our CFO, and Bryan Kennedy, Head of our Epsilon Group.

I appreciate everyone making the time. I know these things are never convenient, but we wanted to make sure that we at least gave our best shot at explaining exactly why we are doing it, what the fit is, why it makes sense for both parties.

And as we have learned over the years, especially from Alliance’s side, we have a very diverse both analyst base and shareholder base. And as a result, that means that we tend to explain things in more detail rather than less detail, so I will take full credit or blame, probably, for the press release being so long, but we wanted to make sure that regardless of what area was your area of expertise, you could read the press release and feel comfortable that you have a good understanding of what both companies do, and why it’s such a compelling fit for the two companies.

Clearly, from my perspective, this is pretty exciting stuff. And for Alliance shareholders in particular, and for the folks who cover us, you will know that this shouldn’t be a huge surprise in terms of the areas that we’re bulking up, but it — probably the size is a little bit of a surprise. But nonetheless, I want to talk probably four or five key points, before we actually get into the presentation that you have.

To start with, from a timing perspective, how did this all come together? And if you step back, we obviously watch what is going on in the marketplace. We knew ValueClick, the predecessor company, for quite some time, and watched them over the years, thought it was an interesting company.

But in 2011, they acquired a company called Dotomi, which John ran, and at that point our interest went up dramatically, because Dotomi was an entity that really we thought was a leader at the time for sure of taking data, taking transactional first-party information, understanding that information, and using that information to gain insight into their clients’ customers, and then act on that through various digital channels.

That rang a bell for us, because for those of you who know us, that is what we do. What Alliance does across all of our platforms is a very, very similar thing, which is to really rely on what we call the golden part of the data system, which would be first-party SKU-level transactional-based information provided to us by our large clients, which we then add additional expertise to, in understanding what that represents, who those customers are, what makes them tick, how can we engender loyalty and drive incremental sales for our clients, and whether it’s through a coalition program, a one-off loyalty platform like at Epsilon, or through a loyalty program with a credit vehicle, like in our card services group, it’s all the same thing.

So clearly the DNA of both companies are very, very similar and I would say at this point, if we were to step back and look at Alliance and say, okay, what do you have at that scale? What do you have that you wish you had more of? The answers are pretty straightforward, which is, I think we are in pretty good shape on the digital side.

Specifically, we just spent a whole bunch of money and rolled out, fortunately, very successfully, and well-received, a new digital platform called Harmony. That really gives us the foothold we need in the permission-based email and some retargeting efforts as well as online display, mobile and social, as those things are added. But to be quite frank, we are subscale, especially when it comes to the huge market of data-driven targeted display, the newly emerging markets of video, mobile, I think, we certainly could always use a little more size. And you put those together, and you say, okay, well, this is a company that provides all of that. And that is what the strategic fit is for us.

It’s an opportunity if you were, for example, a Chief Marketing Officer and someone from Epsilon-Conversant walks in the door and can sit down and say, hey, I take care of everything from understanding the data to creating the loyalty and the database platforms, to the analytics, and then we have expertise across every single distribution channel. And now we are no longer subscale in some of the key growth channels, like targeted display, mobile, social video. And that is what Conversant will bring to the table.

And again, so what we’re looking for is data-rich high-touch assets that are added to the overall toolbox within Alliance, so that, again, we can offer a one-stop full solution to the client, wrapped in a blanket of high-touch service. And that is exactly what both companies do for a living.

The cultural fit, I think, is quite good. John and I started chatting last March or April about what we could do together, and it would be pretty exciting, and one thing led to another. From that perspective, on our side, we really hadn’t thought too much about getting heavily into ad tech through M&A. We were more into partnerships and building it ourselves, but then we saw that this happened to be a company that was relatively unique in that space, in the sense they have a tremendous track record of not only delivering in the digital spaces, but also making very significant profits and cash flow doing so, and that’s what really got our attention.

From there the rest is, as they say, history. So we went back and forth for a number of months, until just recently. We came to an agreement. Figured out how it’s all going to fit, and that is the strategic rationale behind it.

Obviously, from a financial perspective, Charles will talk about that, it is certainly a very robust premium for Conversant shareholders, and I would hope they would be very, very happy with where things are. From Alliance’s perspective, it also happens to be a win-win, in the sense of this will be by far the most accretive deal that we’ve ever done, and that accretion are in areas where we didn’t even factor in synergies on the revenue side of bringing these digital assets across all of Alliance.

It’s pretty exciting from our side, from Conversant’s side again, very nice, attractive deal at the same time. They have the opportunity to ride Alliance’s track record and stock price on a go-forward basis, since half of the deal is equity. So hopefully there is a double win on that side, as well.

One of the things I’ll — and then I will finally turn it over to the folks who are doing the real work here, is that I want to make it crystal clear that we have no desire or intent of basically going into these markets to quote-unquote take on the big guys, as we all know of them. This is very similar to how we do our business elsewhere.

So for example, in our card services business, yes, the big three banks that are in it are huge, they’re global entities, and yet we have an opportunity to drive a very different model that fit into a certain niche, that resulted from us consistently growing four or five times faster than that market, and generating returns 2 to 3 times higher. That’s what we are looking for here.

We want a full-service solution out of Epsilon-Conversant that will touch everything, and be driven by having clients provide us with first-party transactional information, and using that information across the omnichannel distribution channels, and that would include in this case a number of the emerging channels in the digital space. We’re pretty excited about that. And again as we get into the discussion, Conversant on its media side, that is going to be, again, driven by that first-party data.

On the affiliate side of the business, again, it will be data-driven and again, in a niche marketplace where CJ has been an absolutely powerful presence, and a number-one player for many, many years. And those are the sandboxes we want to play in. We think there are a couple of niche areas where our clients are going to be very excited about the new assets that we have here, and that’s what we want to do here.

We don’t want folks to go overboard in reading too much into what our plans are going forward, but it’s more of filling up the toolbox to the brim here, with a very, very compelling set of products and services that will put us at the table with any CMO that is out there in the Global 5,000. With that being said, hopefully that was fairly long and drawn out, but hopefully everyone got the picture. What I want to do is now turn it over to our CFO, Charles Horn, who will talk very quickly, I am sure, about the transaction, and then we’ll go from there.

Charles Horn - Alliance Data Systems Corporation - CFO

Thanks, Ed. Let’s flip over past all of the disclosures and talk about how this is going to work. What we’ve agreed to is to pay $35 per share. That breaks down $18.20 in ADS stock, $16.80 in cash per share, and that is going to Conversant stockholders.

That represents basically a 52% ADS equity, 48% cash ratio at signing. From the point of signing to the point of closing, that ratio of stock to cash can move to some degree. I think that likely will happen. The purchase price represents $2.32 billion, and that is a fixed purchase price, as long as Alliance Data’s equity stays between $233 per share, up to $284 per share.

If Alliance Data’s share price goes beyond $284 at the point before our closing hits, then the Conversant shareholder gets more value, meaning that the purchase price goes up. If Alliance Data’s share price were to drop below $233 before the point of closing, then that would mean that the share price would go down. It is a fairly big band that you have got a fixed price. What that means is we will be issuing about 4.7 million shares to consummate the equity part of the deal.

From a valuation standpoint, we’re looking at a 10X multiple of 2015 projected EBITDA, and importantly, that excludes costs as well as revenue synergies. Obviously we’re excited about the deal, we think it brings a lot of potential in terms of revenue and cost synergies but we are not considering this here. From a Conversant shareholder’s standpoint, they’ll have the election to take all cash or all stock, subject to the proration that we talked about before.

Now, when we look at the deal, Ed and I get very excited about it, because you can see immediate accretion. If we look at it from a core EPS standpoint, we would expect $0.50 accretion in year one, hopefully that would be 2015, and 75% accretion in year two. So very robust accretion immediately. If we break that down to a cash flow standpoint, we’re looking at incremental $100 million of free cash flow, and that is net of any incremental interest expense associated with the acquisition debt.

Now we’ll talk in great detail about growth opportunities, but we have talked about it before. In fast-growing digital markets, that area is growing over 20% per year, and I think it will continue that way. And as Ed talked about before, the enriched data assets, well, that is Alliance Data’s DNA. That’s what we do, so it fits very nicely there.

From an approval required, obviously we need Conversant’s stockholders to agree to it. We will have to go out and get various anti-trust approvals, but we are hoping for a closing by the end of the year, so we can have a fresh start to 2015. With that, I will turn it over to John.

John Giuliani - Conversant - CEO

Thank you. If you look on this slide, there is significant upside for the Conversant shareholders, which we are very excited about. The transaction creates both immediate and long-term value, because of the cash and stock component. The pricing, $35 a share, represents a 34% premium over the 30-day average close price for Conversant, and a 31% premium over today’s closing price, so it is an attractive consideration mix.

As Charles mentioned, 48% cash, 52% stock, with protection via symmetrical collar, that is the plus or minus 10% that Charles referred to. As ADS share price increases or decreases, the amount of cash payable decreases or increases up to the collar limits. There was also, as mentioned in the election mechanics, to allow shareholders to select more or less cash or stock at their preference, based on an aggregate mix composition.

Conversant stockholders will own approximately 7% of the pro forma entity. They will continue to participate in the benefits and growth of the combined company, and the significant cross-selling opportunities, that’s being a further part of an end-to-end comprehensive solution. I will add as a personal note, I am electing 100% stock. I am bullish is always.

I will say to our shareholders that have been here for the long term with us, it was less than two years ago that we embarked on the transformation of this company, and in less than two years, this represents about a doubling of your equity value. So your patience and support is being rewarded, and we appreciate that. With that, I will turn it back over to Charles.

Charles Horn - Alliance Data Systems Corporation - CFO

Let’s flip to the next page, and we will go over the deal summary. We talked about before the equity value at $35 per share, as $2.3 billion. We expect that the net debt will be zero, meaning cash offsets any outstanding debt at the point of closing, therefore the equity value will be the same as the enterprise value of $2.3 billion.

The consideration we talked about before is we will give $1.2 billion in ADS stock, and we will give $1.1 billion in cash, for a total of $2.3 billion going to the Conversant shareholders. Currently, we have $2.2 billion of net debt for Alliance Data. We add on the $1.1 billion of incremental debt associated with this transaction, and yet our leverage ratio still looks very good. If you look at the right-hand side of the page, our net debt to adjusted EBITDA would still be slightly less than 2X, so leverage is very good. Moderate amount of incremental debt going on.

If you look at the shares, currently we’re around 60 million ADS shares outstanding. After issuing the 4.7 million associated with the acquisition, we will be at 64.7 million. So just to repeat, core EPS accretion expected to be $0.50 in year one, $0.75 in year two. Strong incremental free cash flow of $100 million-plus in the first year.

So I think we have structured the deal in such a way where it’s very prudent, moderate levels of debt, yet still generates a strong amount of accretion. With that, I will turn it over to Bryan Kennedy.

Bryan Kennedy - Epsilon - CEO

All right. Thanks, Charles. I get to talk a little bit about why we are so excited about this deal, and we’ll get a little bit more into the weeds here. First of all, to go back to the market, I think the point has already been made a couple of times, but obviously we’re talking about jumping into and participating much more fully in a very nice fast-growing market.

Just to remind everyone, if you step back for a second, Epsilon, and for that matter, Alliance Data overall, already participates today in what we think of as a $400 billion market, which is just focusing on the US, North American advertising spend. We are primarily in the traditional direct marketing component of that, as well as the digital marketing component.

If you flip over to the digital side, that is clearly where the high growth is coming from, up 29% over the last year, versus the entire advertising market at just about 5% growth. When you look at the pie of the segments within this digital advertising market, out of the $100 billion, you’ve got a major component that is spread across display, mobile, social and other, and really Conversant plays in all of those categories. So the only major digital sector that they don’t play in today is search, which as we all know, is really dominated by the big giant players out there.

You’ve got an attractive growth market that we’ll participate in much more fully, and in particular, not just display, which is a big piece of it, but mobile, which is very-fast growing and Conversant has made some important strategic investments in the mobile space. And video, which you don’t see here, but video which sprinkles across several of these is a fast-growing market, about 50% is what most of the analysts would point to.

So you’ve got a solid growth market, and that’s of course where we like to be, but for us, it’s not just about participating in that market. It’s really about putting our assets together so that we create a defensible position and are able to have a sustainable business that can really play well. And I think, when you look at Epsilon, just to shift to Epsilon for a second, and Conversant, you have two businesses that are really fundamentally focused on data first and foremost, about creating premium services that derive from that data, and then about driving results for our clients. And we think that is a position that is sustainable, and that can play for a long time in a really attractive market.

So let’s flip to page 9, and we’ll get into a bit more of the detail. I think in terms of strategic rationale, for us it really starts with asking — it’s an important question, what problem are we trying to solve? I think the problem we are trying to solve is to address the needs of the global CMO, which Ed spoke of earlier.

It is how can we put together a set of solutions that really address from end to end all of the capabilities that a modern CMO will need. A core driver for that in this marketplace today is to be able to really measure the value of where each marketing dollar goes to. And our belief is that if you don’t have your hands on the data and if you don’t have the ability to really control the programs that derive from that data, you’re never going to be able to really measure effectively the value of that marketing spend. So a big piece of the strategic rationale for putting Epsilon and Conversant together is to really begin to get at that message.

So let me just walk through a couple of these highlights. As we have said, first both businesses are fundamentally about data. On the Epsilon side, as many of our investors know, that is demographic data, it’s psychographic data. It’s really identifying individual people, both name and address, and the attributes around those individuals. And it’s transactional data. And most of that data today in the Epsilon world comes from the off-line realm, as we manage first-party data that our clients ask us to take care of for them, and as we build our own data assets.

John Giuliani - Conversant - CEO

This is John. I think on the Conversant side, data is obviously a center part of our strategy as well. We are using off-line and online data. Like Epsilon, we use transaction data, both historical and current. All of it is anonymized for us which is a critical component from a privacy perspective online. And I think our approach is more unique, from the standpoint of, our data is not just used for a selection of audience. It is used for personalization.

That is a really key differentiation for a lot of the industry, because we have always enjoyed the technology to allow us to treat consumers online as individuals. Even in an anonymous environment, it was critical for us to use and interpret data to personalize more than just the broad-based segmentation. We think that’s a really added twist to the massive data assets that Epsilon has, as well.

Bryan Kennedy - Epsilon - CEO

The second big component is content. That is really what do you do with the data. How do you actually communicate to individuals?

As many of you know, Epsilon went through a process over the past several years of really pivoting towards picking up a lot of agency talent, creative capabilities, analytic capabilities, strategic capabilities, to help our clients to determine how to use that data and then communicate effectively to clients. One of the things I really like about Conversant, and what Conversant brings to the table in this area, is that they’ve got a rich set of tools that Epsilon does not have today, that really allow for the optimization of creative and digital channels.

In other words, as you are delivering a message, for example in the display channel, being able to tailor that message to that person, based on the context that the advertising is taking place in, based on the channel, format and the characteristics that might be required there, and to do that in a really automated way. So on the Epsilon side, you have a lot of people that focus on strategy and the ability to put creative together. On the Conversant side, you have some great technology that can drive more efficiency in that process, not to mention mobile and video and how those play into the content realm, which I think is significant in terms of opportunity.

On the technology side, Epsilon is a business that is really rooted in having big technology platforms, that are core part of our IP that we bring to clients, Harmony being a key one, as we have mentioned. I’ll talk about that further in a minute, but also for Epsilon, it’s these large database platforms, loyalty platforms, CRM capabilities that really kind of are the bedrock for the solutions that we bring to the table.

John Giuliani - Conversant - CEO

It’s interesting, as we looked at partnership opportunities in the past between the two companies, one of the things that Conversant excels at is the identification of the online audience. And when we did some testing with Epsilon versus — Conversant is not in that business. But when we use it for our own marketing, when Epsilon compared us to who they were buying from, who was the market leader, the quality and quantity of the identification was much, much stronger. And so that’s the technology piece that we have playing for us, and we think that adds nicely to what we’re doing on both sides of the business.

I would also say, from a technological standpoint, even though I don’t understand much about technology, I have a whole bunch of people who do. Our ability to be able to identify individuals and tie devices to them and match-up cross-device, cross-medium, cross ad units is almost unparalleled in the market. And I think we bring out throughout our business, and I’m very excited to bring that within the Epsilon business as well.

Bryan Kennedy - Epsilon - CEO

Absolutely. And then just moving onto media, or the distribution aspect of what we do, Epsilon has a big footprint in off-line distribution. And then in the digital realm, email is a major channel for us, as many of you know. As Epsilon has grown rapidly into display and into digital media, we’ve taken much more of a partnership approach, as Ed mentioned earlier. So, of course, one of the things that we are excited about is the ability to accelerate that as we leverage the power of Conversant’s offering.

John Giuliani - Conversant - CEO

I think one of the leverageable pieces is our scale, and we talk about massive scale. We’re really — when we went through a common ID process, which we will talk more and Ed used throughout the press release, the industry can now look at the Conversant footprint. And when they did that with a common ID, as far as online reach, we came only second to Google. I think adding that kind of reach to again, the data, to the partners that we have with Epsilon and Conversant together, is a massive opportunity.

I will add to that though, the sophistication of our publisher network and our RTB network, we are really, really strong in the real-time bidding. We were early in that world, and we’re very good with how to find inventory, how to understand the value of inventory, and move it very efficiently. And we view that as table stakes and our view has always been, once you have inventory, it’s about how much value you add to that, and that’s where we look to differentiate ourselves in the broader media world, very similar to the niches that Ed just referred to, to finding the areas that add value in the space.

And I think this is — as we are talking about the two together — we are one of the few guys though, that knows how to do this online and do it effectively, and still make some money with it. And I think that is culturally a great fit. But I’ll leave that on the media side, and turn it back to you, Bryan.

Bryan Kennedy - Epsilon - CEO

Thanks, John. Last point here is clients. We have businesses across the board that are fundamentally focused on clients, and that’s a core part of our DNA. And that is servicing the best and leading brands around the world.

I think that this is good for clients. And what’s good for clients ends up being good for business as well. And that’s really important to us, in terms of our focus, is driving results.

The last thing I’d say here is just in terms of business model, on the Epsilon side, you have a business model that is primarily a labor-led business model, where we tend to run into bumps, in terms of being able to create operating leverage in our model. We do have some strong technology components that derive some transactional spend, as in our Harmony platform, and our data products.

If you look at Conversant and their business model, of course it is a model that is really rich with great digital talent, and we are super excited about joining forces from a talent perspective, but you also have a model that has much more transactional flow-through, and therefore more inherent leverage. And so we really like the blend of those two pieces from a business model perspective, going forward.

So again, you’ve got a data-rich, data-focused business with a rich set of services wrapped around that. And we believe that will create a great combination in terms of a sustainable offering in this marketplace, in terms of end-to-end services.

Just turning to page 10, I wanted to talk briefly about Harmony, because we mentioned that in the release. Again, Harmony is Epsilon’s digital messaging platform. If you think about where we been strong in digital, it has been in that e-mail channel, where we are e-mail rich, and we have been branching out into display, and social, and some of the emerging channels.

In other words, we have the ability today to create an email message, and then from that campaign begin to spawn out into other channels with follow-up messages that hit people at the right time with the right message. What we are excited about with Conversant is that, that is a model that is really rich around the display channel, and so you put those two together, and you get much more better coverage across the channels, where consumers live, and where brands want to get to.

If you think about it, we start with data that is an understanding of who consumers are. We add to that a set of business rules that start to define when we want to talk to a consumer. We then fill that with content. What is it that we are going to say that consumer, and what kind of frequency? And then you have a set of programmatic decisions that drive the actual execution of that message across the channel.

That is true of both an e-mail-centric platform like Harmony, as well as the display offerings that reside within Conversant. Our view is that when you begin to put those together, you’re going to accelerate the roadmap for both of those platforms, and get a lot of benefit from it. And you’re going to operate at scale in these digital channels, and scale really matters from our perspective.

It should be a very nice enhancement to the Harmony platform. Let me turn it over to John, and we’ll touch on the Conversant business.

John Giuliani - Conversant - CEO

I’ll provide just a brief overview of Conversant. First of all, we are two distinct businesses, and all under online media, but we have a media business and an affiliate marketing business. Affiliate marketing, which is the largest in the United States, and the largest global brand, about 30% of our revenue mix, a little under 30%, where media is about 70%. From an EBITDA affiliate, represents slightly under 50% and media is slightly over 50%.

The growth we think, in our business, from a revenue perspective is on the media side. Both of them are about using transactions and first-party data to drive media. The key things with our media business is really understanding our customer, and that’s what we use data to do, as I mentioned earlier.

We combine our client data with other in-house data that we have, attached to our common ID, so we can identify it, the consumer. And that helps us to understand who the consumer is, as I mentioned, for communication and for personalization.

That leads to the next part of that is, once you identify, we do our business by sending the right message to the right person at the right time. And so our system dynamically personalizes the ads, based on insights from the data. Example, choosing the right text or creative elements, based on some of these preferences.

Then the third part of this, we’ve got to do it to the right channels in the right devices. And so if you think about it, device channels and ad units. So the system knows that use the display ads during the day or a video ad. But it also knows if the consumer is at work, that the display may come — the mobile ad may come at lunch or some other browsing time, or on the train. As consumers use different devices, we’ve got to match up the creative and have both communication and creative consistency by device, by channel, by ad unit.

And then, the hallmark, which is very similar to what Epsilon is about is, we measure, we optimize, we repeat. We believe that is an ongoing cycle. That’s our Media business, in brief.

The second part of our business is our affiliate marketing. Again, we are the largest in the United States. We go under the brand Conversant CJ, which is Commission Junction. It is a platform to place ads on over 60,000 publisher’s websites and mobile applications.

Basically when a consumer reacts to an ad, we have connected them with an advertiser. The advertiser promotes the ad. We traffic that ad to one of our publishers. When the consumers react to that, the brands pay us a commission to refer to the referring sites, for the consumer to come there.

We then manage that transaction to make sure we matched up which publisher sent which customer to which marketer. And the payment reversing back out, so that the right people got paid. And so it’s a heavily — data-heavy technology, heavy relationships, and a strong network effect.

Through our systems, we’ve done $8 billion in transactions in 2013. We are processing 100 million publisher commission transaction processed annually. It’s all performance-based, and no risk to the advertisers.

Before I turn it back over to Ed, I would like to say, just in general for our constituents, and as we made this decision, Conversant, to join Alliance and Epsilon — is really threefold. For our investors, this was a place that has consistently paid off for the investors. They watch, they take great care, and I’ve watched this, and I’ve been an investor in the past, and watched it grow and consistently grow. They have the right mentality from that standpoint.

From the very first times we got together, they had the customer in the center focus. And that was really important to us, because that’s where we’re driving our business. We care about our customers, and we both have a strategy to make life easier for the CMO.

And having longer-term, persistent, and in the littered landscape of ad tech, I don’t have my laminated prop that I could show you today that I like to take around, that shows you the oversaturation in the industry. It makes it hard for marketers to make decisions, and make the right decisions. And so we share the vision of really making life easier for the CMO, and making the relationship a one that has an ROI on it.

And so we believe in that single relationship. We can talk about end-to-end solutions, but think about a single relationship that accomplishes so much of your market objective. I think it’s a really big win for the marketer.

And then lastly, we share a passion for our employees. The talent is what delivers all of this. As we look through this — and I got the feel from everybody in the organization, but particularly from Bryan and Ed, that our people would be important, our people will be an extension of what we’re doing already at Alliance, and we’re counting on the Conversant folks to bring their expertise, and that talent is what will create the product, sell the product, service the product, that will make that CMO happy, that will lead to long-term relationships, that will lead to great investor relationships as well, because of stock payouts. Those three things are really driven, and culturally it’s a great fit, and we’re glad to be here. So I will turn it back over to Ed.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Just to wrap up on slide 13, there’s a bunch of green boxes and all have a bunch of checkmarks in them, as you might except, because I mean, why would you do a deal that had a bunch of red boxes with Xs through them. I’m not going to go through those.

Obviously, the people on the phone here know from a financial perspective, both sides are going to do very well out of this deal. And frankly, we have not factored in any incremental benefit from bringing Conversant to the rest of the family at Epsilon, at the 130 retail clients we have in our card services, or the 120 sponsors that we have in our large coalition in Canada, et cetera, et cetera, across the pond in Europe and Asia, et cetera, et cetera.

This thing has a whole heck of a lot of upside. I think it’s a really nice fit for us. But again, if you can’t tell already right out of the gate, John, I think, is probably one of the few people who talks as much as I do. So you know it’s going to be a good fit.

But I do want to talk about — what were the risks that we looked at when we looked at these guys? Hey, you see some of these guys trading at 10 times revs or 6 times revs, or it used to be anyhow. What are the risks? Why is this a good deal for Alliance, and are we taking too much risk?

So we paid a lot of attention to it, and there were probably two things that popped out that got us even more comfortable, because I think we understood a little bit better about what’s going on there. And probably the biggest one is the transformation of the Company from what I think a lot of people believed was more of a commodity-type environment, or it was moving towards commodity-type, with real-time bidding and everything else.

And really, what’s been happening under the covers is that, especially with Dotomi coming on board, is Conversant is now the premier digital platform for clients who provide very detailed transactional-based first-party data, and using that data because they trust Conversant and Alliance, much like our clients do. Because we’re a neutral party. They don’t have to get all worked up about, someday we’re going to be competing with them. So the clients feel comfortable giving that very precious data to us, and we then use that for really sophisticated, very precise, targeted display, and other digital channels as well.

And that’s really what we bought into, that this transformation is real. You will have a number of folks saying it’s still in process, which it is, but we believe it’s well underway, and we believe it’s the right vision. And so, that’s what we are rolling the dice on here a little bit, is the fact that these guys get it. There’s no question about it, and it is flowing through the entire entity. And so we are going to be there on the other side, when it truly makes the full transformation. Hopefully, we can help with that process.

The second thing is, again quite frankly, I think it was, hey, if you’re in the digital world and you’re not one of the two big guys, big monsters out there, look out. And again, that plays into, well, you really need to find the right niche. And the niches that Conversant plays in, both in media and with affiliate is again the uniqueness of having the clients trust Conversant enough to provide them with the golden information of first-party transactional data, which we can then use and provide a much better campaign ROI then other types of data that’s out there.

So that’s the two things that we found, and we are very comfortable with the sandbox that is creating. I would also, moving along from a vision perspective, if you were to look at all of Alliance and all of Conversant, the vision is the same. And the vision is, once again, that we believe that as dollars continue to shift dramatically from the traditional brand focus spend to data-driven targeted marketing, whether it’s traditional channels or digital channels, those are where the bucks are going, and there’s no question about it.

That’s a secular trend, and against that trend, we think things are getting more complicated, not less complicated. And as such, we believe there is a very significant market out there where very large companies, their CMOs are basically going to sit there and say, all right. Alliance, Epsilon, Conversant, I need someone there to have a seat at the table.

Now that you have a seat at the table, let’s talk about the strategic vision, let’s talk about how we want to do it. Let’s talk about what assets we need. And at that point, we bring to the table the data, the loyalty, the platforms, and the various analytics and creative and distribution channels, all wrapped in a wrapper with — now we will be up to almost 16,000 people in this company. So it’s a high-touch data-intensive vision. It won’t be for everyone, and there will be plenty of other models that are successful, but we think this one, we can get some real traction with.

So I’ll finish up on the last thing, which is from a management expectation and organizational perspective, which probably bores a bunch of people, but it is actually probably the most important thing. You heard John say, he’s all set to roll everything, which again is a great vote of confidence in this thing. At the same time, this will be the primary digital hub for not just Epsilon but all of Alliance, throughout the world. And that means to John’s point, we need to make sure that the folks at

Conversant, as the saying goes, feel the love that we have to offer. This is not a case where John’s looking to bail out. He’s in it. I think this thing is really going to be quite attractive, both initially, and more so down the road.

I appreciate everyone’s patience. With that being said, I guess we will take a few questions, and wrap it up.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Ashish Sabadra, Deutsche Bank.

Ashish Sabadra - Deutsche Bank - Analyst

Congratulations on the deal. It definitely sounds very exciting, a fortunate deal. I think both you, Bryan and John did an excellent job of explaining the synergies.

But I was just wondering how should we think about, how does it get reflected in the model? You traditionally guided for Epsilon to grow more like high single digit. Does that accelerate the Epsilon growth to more in the double digit growth rate considering that you are now shifting more towards digital spend, which is definitely growing faster, as well as the synergy ability to cross-sell into each of those customer bases. How should we think about the growth rate going forward? Thanks.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Yes that’s a great question, Ashish. From ours perspective, we modeled out high single digits. We think that very robust and profitable affiliate business probably plays in a market that grows at the rate of e-commerce. Probably 7%, 8% a year, and that the other business can eventually be in the low double digits.

But again, until that transformation is complete, we would say that maybe it nudges up Epsilon’s overall growth rate a couple of points. But I think that the real benefit here is on the margin side. We, as Bryan said, spent a lot of time, effort and money pivoting to make sure we have the creative talent to chat with the CMO. This is a huge amount of leverage coming from the technology side, so our margins are going to go, what Charles? From — what’s it at Epsilon today?

Charles Horn - Alliance Data Systems Corporation - CFO

Epsilon is running around 21.5 right at the moment, consistent with the prior year.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

So in the 20s?

Charles Horn - Alliance Data Systems Corporation - CFO

It would be in the mid-20s. This is going to push it up over 25% for them, for this segment.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

So you’re going to have a big lift in margins, probably in the 25% range, which is something that we’ve been shooting for.

Ashish Sabadra - Deutsche Bank - Analyst

That’s great. I think definitely from a margin perspective, just the mix shift will also help a lot. Just quickly, on the back-end synergies, I know you have not included any kind of synergies in your EPS calculation, but how should we think about back-end synergies? Is there an opportunity for, as you integrate the two products, to further save cost as well as maybe certain redundant functions being eliminated between the two organizations? That’s it for me. Thanks. Congratulations on the deal.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Thanks, Ashish. On the synergy side, frankly we haven’t spent any time on the cost side, because we are looking at growth. This thing is, we’re hoping, going to be a big boost to overall growth, that we have not factored in at this point.

So for example, one of the specialties at Conversant is the ability to have someone in the retail space provide transactional history, and use that in their digital strategy. Well, you know what, we happen to have a card services group that has 130, some of the best brands in the world. And as a result, we’re looking forward to getting in there and introducing them to these capabilities.

Which they are already spending and shifting a whole bunch of money over to these channels. There’s no reason why they shouldn’t be with us. We’re looking more on the revenue side, less on the cost side. Next question?

Ashish Sabadra - Deutsche Bank - Analyst

That’s great.

Operator

Tulu Yunus, Nomura.

Tulu Yunus - Nomura Securities Intl - Analyst

Thanks for the opportunity, and let me add my congrats, as well. The first question I had was, Ed, you referred to the growth rate at Conversant between affiliate and media 7% to 8% growth affiliate, low double-digit media. Were you referring to top line, or EBITDA, and I am kind of curious on whether the business has been able to organically deliver positive operating leverage? Yes.

John Giuliani - Conversant - CEO

This is John. Let me talk a little bit about it and I’ll let Charles talk a little more. First of all, historically, we been able to — with revenue growth, get better EBITDA leverage, because we’ve got good operating leverage. 2014 is the year we were investing in, as part of our transformation, as far as rebranding the company, reorganizing. And so you’ll see a little bit of sideways on EBITDA, because we invested in an acquisition of SET Media, which we took $6 million, $7 million of operating loss to absorb that. We spent $3 million or $4 million into our rebranding in the US, we just rebranded Europe for another $1 million.

This was an investment year, even though we’ve been tracking about an 8% growth rate. When we embarked upon our transformation, it was to address our organic growth rate long-term. And that’s what we been doing, I think Ed said, we’re in the final, not at the end of it, but in the final stages of that. And then I think you’ll see operating leverage as well. And then I’ll let Charles go.

Charles Horn - Alliance Data Systems Corporation - CFO

So what I would look at, Tulu, is I would expect it to be somewhat consistent, top and bottom line 7% to 8% top, 7% to 8% bottom. John’s right, it’s a good leverageable model, but he’s getting a good ramp coming through right now in mobile and video. As he invests in some of those new endeavors initially, there’s a little bit of dampening effect on his EBITDA flow through, and then as they ramp over time and get scale, that’s where you see more leveraging coming through. So his continuous reinvestment of the business, the ramp of mobile video will keep the margins somewhat flattish until they develop at scale, and then you’ll see more acceleration coming through on the EBITDA margins.

Tulu Yunus - Nomura Securities Intl - Analyst

Got it. Sorry.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

I think one of the things people will sit there and say, hey, why aren’t they doing 25% and growing to the moon and everything else, and not making any money in the process? That’s one of the cool things about Conversant, is the fact that they have a very established history of growing consistently in the high single digits, while making very robust margins in the process. And that is pretty similar to what people have expected from Alliance over the last 50-plus quarters.

And so again, we are not looking for this to shoot the lights out in terms of this massive acceleration in Epsilon’s top line. What we’re looking for is to maintain a very strong presence in those two niche markets that we just talked about, and providing that high single digit comp with very robust EBITDA margins, and then the accelerant would come as we start creeping into Epsilon’s core client base, our card services base, our air miles base, our brand loyalty base, et cetera, et cetera.

Tulu Yunus - Nomura Securities Intl - Analyst

Thanks. That makes perfect sense. And then Charles, after the deal, do you have an estimate for us, for what Epsilon’s digital ad versus traditional direct marketing mix is going to look like? How much will be digital after this is done?

Charles Horn - Alliance Data Systems Corporation - CFO

About 50% would be digital.

Tulu Yunus - Nomura Securities Intl - Analyst

50% would be digital. Okay. Got it. And then just on the accretion numbers that you’ve given us, $0.50 in 2015, and $0.75 in 2016, with no revenue or cost synergies, that’s very significant, 50% growth in EPS. Can you just help me with — however you want to describe how we’re getting to that type of growth between 2015 and 2016, without any synergies?

Charles Horn - Alliance Data Systems Corporation - CFO

The biggest part of that is going to get the growth in the EBITDA coming through that we talked about, but beyond that, you’re going to get lower cash interest coming to as well. Obviously we do a great deal of the cash flow that we used to pay down the debt. So if you look at year one, Tulu, we’re looking at about $45 million of cash interest expense. By year two, that would be below $40 million. The ability to deleverage well and pay down the cash interest facilitates that.

Tulu Yunus - Nomura Securities Intl - Analyst

Okay, got it. Thank you very much, and congrats again.

Operator

Sanjay Sakhrani, KBW.

Sanjay Sakhrani - Keefe, Bruyette & Woods - Analyst

I guess I want to drill down on the revenue synergy side, since you have talked about it a little bit, but just drill down a little bit more. How fast do you think we can get some revenue synergies from you cross-leveraging your existing customer base? And then, is there any overlap in terms of customers between the two companies?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

John, why don’t you take the overlap?

John Giuliani - Conversant - CEO

Yes. There is. I don’t know all of them offhand, but there are several pieces, depending on the business, because our affiliate business has almost 3,000 customers, so it’s very broad-based. Our CRM business is more like the card services business, where there is fewer, and then our media business has a whole bunch of different individual agencies and companies. But we have a significant level of overlap in some of those. And I think what we’ll work towards is really packaging and bringing that again to the suite, to the CMO suite.

Bryan Kennedy - Epsilon - CEO

Retail in particular is clearly particularly in your CRM business a major presence than it is for Alliance Data overall, obviously, a massive industry vertical, and for Epsilon specifically, also a really important industry vertical. So I think Ed made the point earlier, if you look at a retail CMO and where they are spending, the efforts that would be up for grabs with Conversant’s offering are all dollars that are already being spent by those CMOs today.

So what we need to be able to do is walk in and demonstrate value to them, in terms of an integrated offering. That might take us some time to really establish how that offering works, but for sure, that’s going to be number from a cross-selling perspective, is the target and go in surgically with the right clients and determine how we can ad more value to them.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

I would say Sanjay, that from our perspective, as you can tell, we are kind of dancing around this one, because I don’t think we really have a good answer. First things first, is do no harm to Conversant and the model and make sure their transformation continues the pace and is very successful. The deal’s going to take some time to close. So probably by year-end.

In the interim, John, Bryan and I are going to be spending a lot of time both with Epsilon as well as with Melissa up at our card services and Bryan up in Canada, to see exactly who’s on the hit list, what makes sense. Because this needs to be, again, approached at the CMO level, as a package deal. And I think, once we figure that out, in fact, that’s one of the key things John is going to be working on, is how do we package up the overall offering, and present it in such a compelling way to the CMO, that the cycle for this is quick.

I would say we’re going to take the next three months, probably, to get this stuff hopefully lined up and closed. And then as we start the new year, I certainly would like to have some wins by summertime for sure, which would be additive to whatever knowns are out there now. But as we get closer, we’ll keep everyone in the loop.

Sanjay Sakhrani - Keefe, Bruyette & Woods - Analyst

I’ve got one more for you, Ed. And Bryan, I guess. When you think about Epsilon now after this deal, is there anything else that you wish you had more of, as you mentioned, or do you think this kind of rounds it out?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Yes, from my perspective, and I will let Bryan answer, because he always wants more. I think, it was a question of, we had a decent footprint in data-driven targeted display, and mobile and social. But look, we weren’t in the leagues with these guys. We were very, very strong in permission-based email.

But you start talking video and really the heavy-duty data-rich targeted display, and we were probably JV ball, and these guys are certainly the varsity team. So this, as you can think of it, just really fills out what it would’ve taken us probably years to get up to scale, without doing this. So I think, I’ve got to believe we are done. I hope Bryan says so.

Bryan Kennedy - Epsilon - CEO

Yes, Sanjay, I’m going to say we are done, after that answer. No, I think that is correct. I think we were really moving quickly from a very small base outside of e-mail in the digital category. And that’s not fast enough, in a market that has attractive growth rates.

The other thing is, this is a large deal and a lot of people, the people side, as we have mentioned several times on this call, are super important in terms of culture, and getting talent aligned. I think we’ll have our work cut out for us.

We also have a situation today where you have strategic investments that have been made on the Epsilon side, and Harmony, and in a number of other offerings that are a little bit below the waterline. And you have the strategic investments that a been made in Conversant, with mobile and video and the ongoing transformation. And so we think that we’re going to create value from those, and those are going to keep us busy as it stands, without thinking about other kind of capabilities that we want to go out and add on top. So I think we have got a portfolio that no one else in the market can come close to today.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

I think just to finish up, Sanjay, if you look at the two companies, from a Conversant side, a lot of attractive things, transformation and process. But do you know what? It’s one of those things where did they have the scale to actually get in front, all the way up the food chain, to the CMO? I don’t know.

I think that would’ve been a question as a standalone player. From Alliance’s perspective, lots of big relationships but frankly, as Bryan said, subscale in some of those critical digital channels, that we try to be as blunt as we can, we just weren’t in the same league as Conversant. And now you put the two together and it helps each side. As this area goes, it ought to be a one plus one equals three.

Sanjay Sakhrani - Keefe, Bruyette & Woods - Analyst

Thank you. Congrats.

Operator

Dan Salmon, BMO Capital Markets.

Dan Salmon - BMO Capital Markets - Analyst

I’m sorry I’m jumping on a little bit late here, so if some of this is been covered, I apologize. Ed, you are acquiring a company here, particularly through the cOmmission Junction business and through the entire business, there is a really long list of customers in the e-commerce area specifically. And you have talked about, as you build out the private label business over the next 10 years, seeing more and more retailers emerging from a digital native positioning, and growing up to the sort of scale where they are sensible clients in the private label business, as well.

And you’ve already had a few wins and client wins added in that area. Do you look at this long-term, following integration and building out Epsilon’s offering, do you see that as an opportunity here to meet some new customers and bring your broader Alliance Data Systems offering to them?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Oh, I can assure you, there will be plenty of visits to make sure that John’s clients are fully educated as to what Alliance can bring to the table. But if you look at again our card services group, leave core Epsilon to the side, you’re absolutely right. Right? We’ve grown very nicely, sticking to the formula of soft goods, retail, and jewelry, and high-end furnishings. We’ve expanded into T&E, and we’re beginning to move into the e-commerce space as well. And so that to us is a very attractive vertical.

If you talk about an overstock.com or something like that, those are the types of clients that we certainly would have a huge amount of interest in, for sure. And then Epsilon, the core offering there, and its loyalty platforms and everything else. It’s going to go both ways.

I just think, Dan, that it’s so easy to understand how what Conversant has, from an asset perspective, we can get them in the door to the CMOs very quickly. And I think that’s a lot of the low hanging fruit here. And then will also look to go the other way.

Dan Salmon - BMO Capital Markets - Analyst

Thank you.

Operator

Darrin Peller, Barclays.

Darrin Peller - Barclays Capital - Analyst

Congrats. Good job. I just wanted to ask you a question about the money you have now, the capital potential you put to work for other segments. I guess obviously, there’s still a lot of private label opportunities out there. You have done a lot of good deals so far.

The growth that you forecasted, I think there’s expectations for more portfolio acquisitions to come. Just as one example, is there still enough capital to go around, or does that have any impact on that area at all, since it’s really mainly the subsidiaries that can support that. Can you just give a little color on that, first?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

From a capital perspective, I’ll turn it over to Charles in a second, but I think that because Conversant makes a bunch of money, from a leverage perspective, we are still going to be 2-ish type times, 2-ish or so in terms of leverage ratio, so we’ve got a ton of room from that perspective. I don’t see capital constraints hitting the Company until we have imposed a 3.5 times type leverage ratio, as we don’t probably want to drift above that. So that gives us a whole bunch of room, but Charles?

Charles Horn - Alliance Data Systems Corporation - CFO

It’s right. If you look at it, next year, we’ll likely do $1.1 billion of free cash flow. So you factor that in with the incremental leverage, we could from the business go from 2X to 3.5X. You are talking a substantial amount of capital we have available to deploy.

Said another way, I don’t think we will feel capital constraints in any way. The ability to go out and invest in private label, supporting regulatory capital needs, the ability to go out and continue acquisitions, even though this is a large one for us, we will still be there. And the ability not now, but somewhere down the road, to continue with the buyback program. It’s there.

I think we’re in great shape. It’s a good capital structure which we’re putting in place with this deal. Good free cash flow, and the ability to go out and generate lots of incremental borrowing capacity if we choose to do so.

Darrin Peller - Barclays Capital - Analyst

That’s helpful. To that point, with 35% of the business now with Epsilon, is that, I think you touched on this before, maybe an answer to a question earlier. From a mix of the business standpoint, is there anything out there — are we in digestion mode now, with this business, and obviously coming off brand loyalty, and then obviously private label deals, really digesting? You are done for a little while, or do you think there should be more non-private label type deals on the horizon?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Never say no, I guess is — never say never is probably more appropriate. I think we are pretty full up for a while here. I think we have, in the LoyaltyOne bucket we’ve got a continued increase in our equity stake, in brand loyalty, which is growing like a weed. So that’s going pretty well.

We’ve got dots down in Brazil that could offer an opportunity down the road to pick up additional equity stakes there, so that’s pretty exciting. Epsilon and Conversant I assume will be quite busy for the next couple of years. And then in private label, as long as the demand is there, we’ll be growing faster than our historical rate.

But all I can tell you is right now, I think we’ve got enough to keep us busy for the next couple of years. Who knows, in another year, we may start sniffing around for some more.

Darrin Peller - Barclays Capital - Analyst

Last question, and thanks for this. I am getting questions from clients. Who are the top competitors for each of the two segments of this business you’re acquiring now, that are still out in the market, that you consider real contenders?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

There’s no real direct competitor for the first-party data-driven — the CRM, there is not really a direct on that. CJ, Rakuten’s LinkShare would be there in the United States. Abroad it is a little different. If you go to Europe, it’s a different story.

The broader media business that we have that’s agency-driven, there is just a lot of different choices out there for accessing inventory. They just compete in that broader space. There’s not one or two main ones that they compete with. There’s lots of dynamics on that.

Again, where you get with the Data — the CRM is very protected. When you start bringing data, which is what we’re doing, you sort of differentiate yourself from everybody. But there’s a lot of people vying for budgets to sell display ads, and so the nuances are just how you do it.

John Giuliani - Conversant - CEO

Said differently, it’s exactly what you heard from us forever, which is, there is no real direct competitor in the media segment. There’s a lot of folks out there who are looking for different pieces of it. But the mousetrap that Conversant has is fairly unique, which is why it’s the niche that attracted us. In affiliate, you have one other competitor, LinkShare one major one.

There’s a little bit of work — Google exited the category of last year. EBay is in the category in a smaller way, through an acquisition. There’s some tracking softwares that are out there, people can do it in-house. But by and large, there is only a couple in the United States. Then you go to different countries, there’s a different — there’s not a big global footprint. We’re probably the biggest, and that’s an opportunity on this deal to expand that global footprint.

Dan Perlin - RBC Capital Markets - Analyst

That’s helpful. Thank you.

Operator

Bob Napoli, William Blair.

Bob Napoli - William Blair & Company - Analyst

Thank you. Quick question, first, Charles. On the funding for the deal, you are expecting — what source are you going to use? Assuming a 4% interest rate on the $1 billion of debt you need to raise?

Charles Horn - Alliance Data Systems Corporation - CFO

That is correct. Bob, we already have enough capacity to do it. But we’ll look to replace any capacity we use to existing cash or borrowing capacity with probably new senior bank debt. I think your assumption is accurate, 4%, 4.5% on the incremental $1.1 billion is the right number.

Bob Napoli - William Blair & Company - Analyst

John, on the Conversant customer base, I was hoping for a little — who are some of the bigger customers that you — can you name some of the customers to get a feel for the customer base, or the segments of the customer base? And what kind of retention rate have you had with customers in the past?

John Giuliani - Conversant - CEO

We don’t typically name all of the customers again, but the segment, as we’ve mentioned earlier, we’re heavy across the board in retail. Again, you have to really get into the different businesses. Some of our businesses have almost 100% retention rates. Other businesses that are more transaction IO, insertion order driven are month-to-month, quarter to quarter, as they go to the agency. So there’s different segments of the business.

But we’re working extensively in retail, extensively in one way or another in finance auto, throughout all the areas of advertising you would expect, through our broad base of business. We’ll marry that up with the strengths and weaknesses with Epsilon so that we can have broader — meaning client positioning, so we can have a broader bundle of services with them. But we’re pretty broad-based because there is about over 4,000 clients altogether. We’re doing something in most every segment.

Bob Napoli - William Blair & Company - Analyst

And do you focus more on Fortune 1,000 types of companies?

John Giuliani - Conversant - CEO

The revenue probably will skew that way. Like I said, because of the CRM bent and the affiliate bent, we do have a larger presence in the retail. In retail, you can distinguish that in many types of ways, but in all retail, we are pretty strong throughout that.

Bob Napoli - William Blair & Company - Analyst

Okay, and then international, how big is international? Is international growing faster? What markets?

John Giuliani - Conversant - CEO

No, international, we just rebranded yesterday in Europe. We are basically in Europe, and a little bit of the Pacific rim. It’s only about 7% or 8% of the revenue. It’s had an the past couple of years have been on a decline, which they’d actually been flattening out here.

It makes up a little less than that of the 7% or 8% in profit. We view it as a rebranding, the product mix and things we’ve done there, as part of the transformation. We see that as an engine for growth in the future, and certainly with this deal, we think that will help it as well.

Bob Napoli - William Blair & Company - Analyst

Great, I am glad to see you’re taking all stock. Why now? Why did this deal happen now for your company?

John Giuliani - Conversant - CEO

I think, we’ve had a lot of suitors over the years. Again, as we’ve both referenced, when you get into ad tech there’s not a lot of cash flow. We tend to be ones that both private equity and strategic folks look at, because you can actually count on some free cash flow to pay down some debt if you wanted to. So we tend to be in that conversation.

A lot of times though, we were in it because we were cheap in a hot space. And so I think what’s different now is, we transformed the company. We went to what we call a single view of the customer, a One Conversant. We’ve positioned around our personalization, and our data capabilities.

We’ve also divested some non-strategic assets. We picked up some assets in the video that we think will grow faster. So I believe that both from the — I think the market, maybe even some of our long-term performance has lagged our positioning, our capabilities, and our — in the market, meaning not the financial markets, but in our competitive market, we have made a difference in our positioning. And so I think we’re having a different dialogue. I think frankly, I like the mix.

And the only reason I mention the 100% stock is because I’m bullish on the mix, and so I am looking out for our shareholders and signalling to them that I think that is a good consideration piece. That was an important part for me was to join up with somebody that we thought would add value to our mix of products, that have the same focus, as I mentioned earlier, on our customer base. That is a critical component for me.

In a world, in ad tech of a lot of folks that are just out there to make a buck, is that we are here for the long haul to take care of customers, and we do that through innovation on products and having great talent. And this is a company that matched — as I mentioned earlier, cared for the shareholders, cared for the customers, and cared for the employee and the appreciation and talent, so it made for the right mix. Like Ed said, I talk too much on conference calls. So you can get me off of these conference calls and I can stay working on customers and employees.

Bob Napoli - William Blair & Company - Analyst

Last quick question, your margins are much higher than ADS’s Epsilon margins. Is their technology, Ed that they have that you can apply to Epsilon? I understand there are different mix of businesses. But do they bring something to the table that could enhance the Epsilon margins from a technology perspective?

Bryan Kennedy - Epsilon - CEO

Yes, this is Bryan. I’ll answer that. Sure, I think initially, we obviously have already said that we haven’t factored any of that into the numbers. But that is in fact the case. A lot of the capabilities that Conversant brings to the table are capabilities that Epsilon is partnering for, broadly today, across a pretty complicated ecosystem, that John referred to.

So some of those, I think it’s going to make sense obviously, for us to leverage some of the capabilities that Conversant brings to the table. And as we do that, there will be opportunities for leverage. That’s attractive for us, because a lot of what’s happening in the digital sector within Epsilon is a significant growth driver. So to the extent that we can add leverage to some of those offerings, you’re going to eventually see a lift for Epsilon margins overall.

Bob Napoli - William Blair & Company - Analyst

Thank you. I really appreciate it.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Why don’t we take two more? Get everyone out of here.

Operator

Dan Perlin, RBC Capital Markets.

Dan Perlin - RBC Capital Markets - Analyst

I want to circle back to the margin issue again, not so much in aggregate for Epsilon. I am trying to get a handle, the media margins clearly are lower. I’m assuming that structural on growth relative to affiliate marketing margins. And so as media grows, that feels like a negative mix shift once you step it up for the first time. And I understand FY14 was an investment year, so that’s probably not likely to replicate in 2015.

But I am just trying to get comfortable with this notion that embedded in the business does not just make the mix shift. That the sexy asset of media grows much faster, that comes with much lower margins over time and you have to fight the uphill battle as we think about the following years growth. So if you could just comment on that, that would be great.

John Giuliani - Conversant - CEO

I think if you look at the gross margin for the Conversant organization, it’s mid-60s, which is pretty dang strong, particularly in the ad tech world. The affiliate business, which it is a little less than 30%, you have to understand it’s all done on a net basis on accounting. It doesn’t take the gross amount of the business and fees that are generated, only the portion that goes to them. And so it ends up a being a higher gross margin business. It does net down to a higher operating margin.

But where you are going to look at the mix shift long-term in the media, because segments of the media business are very strong margin, and that’s where we add the most value and the most differentiated. And that’s where you add, the better you use data and the better you use that data for personalization, it creates more value, leads to better gross margins, and generally leads to better operating margins. That is the crux of what we’re trying to do with our media business.

I think that’s the crux of how we fit with Epsilon, is that same focus on that first party data and using data-driven decisioning and ad delivery. I don’t worry too much about the margin long-term, because we’ve got a steady history with it. I think the toolsets that we’ll get, the data synergies that we’ll get from working together, we’ll probably have some OpEx help. I think from a gross margin perspective I feel really comfortable with it.

I think long-term from an operating margin and EBITDA, same thing. We’ll move more of our media business, and the growth of that will be in the areas that include data, which are generally higher margin.

Dan Perlin - RBC Capital Markets - Analyst

Okay. That’s great. I wanted to circle back a little bit on, I guess it’s on slide 8, where I’m sure from some perspective have asked how that is dominated by Google, Yahoo! and Bing, but those guys are also very close to mobile, as social is to Twitter and Facebook. Not covering that space as closely as I have seen you involved in it, what’s the rebuttal that says you’re not involved in that? Is it just a Data asset that unique as you come together or is there something that we need be aware of?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

I will give it the first shot and I will give to John. Look, this is not only a $2.3 billion bet on Conversant. This is, with Conversant, a $17 billion-plus bet, that the model that we have which relies on giving the client the confidence and comfort that they can give us first-party transactional base SKU data.

That is the bet that we’re making because with that information, that’s to us is the best type of data that exists in the market today. And there are very few people who can get it. We happen to be one. Conversant happens to be another one. So that limits the group to an even smaller number, probably on one hand or less.

And if you believe that is the golden asset that’s out there, then you believe that it’s golden because of its ability to be more effective in an ROI-based campaign environment. In other words, my ability to put a targeted display ad at the right time, with the right person, on the right device, based upon the richness of first-party data, that’s something other people don’t have. Amazon in their own ecosystem came out and said they are going to be using first-party data to promote targeted display in their own ecosystem. But we’re going to be doing it outside of that ecosystem, in our own world, for our own clients.

That’s the bet. It’s pretty straightforward. It’s not trying to be the monster in some type of commodity exchange environment. It’s very much a bet on, we are a non-threatening neutral party, that retailers can feel comfortable giving their information to. John?

John Giuliani - Conversant - CEO

No, I think I would agree with that. I think in many ways, a lot of our customers don’t have the same wherewithal as some of those big guys you mentioned, like Amazon. And so we can help them effectively compete with their assets, but without that same scale. I don’t think we’re going up against every big guy and trying to take — slay them. We’re looking at our end of the market.

Ed mentioned it, there is different levels of folks that understand data and can use it intelligently for the long-term in their media plans. And that’s what we want to compete in. It’s a smaller niche, but it’s very profitable and very valuable to our customers.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

And that’s sort of the jest of this, is they have already shown that it’s very profitable. But it’s not going to get the uber ad tech-type excitement because it’s not going to grow 30% a year. It’s going to be growing, as I said, high single digits organically, maybe 10% or 11%, when we really get things going.

It’s going to be very, very rich in terms of the hooks we can put into the clients. That’s the good side. The downside is, if you’re looking at 25%, 30% grower, it ain’t going to be us.

Dan Perlin - RBC Capital Markets - Analyst

Thanks, you’re the trusted agent, I guess. Super.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

One more.

Operator

Andrew Jeffrey, SunTrust.

Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst

I know we’ve all been on the phone for a while, but it’s an exciting evening. High-level question, I guess, when I look at certainly what is strategically consistent with what Epsilon has been doing over the years, vertically integrating, and getting into faster growth markets, more value add, and the diversification that it adds to the business, should we be reading anything into your view of the overall credit cycle, in terms of wanting to proactively lessen exposure to private label on a total basis?

Is that too far? Is that too extreme of a comment? How do you think about where we are in the cycle, broadly?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Yes, that’s a fair comment. No, I would say that the brand loyalty deal in Europe came up a year or so ago, and was very attractive for us. This one obviously, as John said, we’ve been dancing for a while, and it’s certainly very attractive.

But we’re not slowing down what we’re doing in the card services area. You will not see any type of fall-off. It’s basically those we expect all three very large Fortune 1,000 companies on their own to be pushing very hard on the growth side from a cycle perspective.

If private label used to grow 7% to 10% per year in the file and now it’s more like 20%, we ain’t walking away from that, that’s for sure. And it looks like that’s going to be a multi-year trend in the card services, and we will do that all day long.

And from a credit cycle perspective, everything we’re seeing suggests it’s going to be very stable going into and throughout 2015, so there doesn’t seem to be any fragility out there. In fact, whether they are good jobs or bad jobs, you add 3.5 million jobs a year to the economy, it’s going to be incrementally better, and that’s what we’re seeing.

Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst

Okay. And then one second sort of high-level question. If you look at the much faster relative growth in digital versus traditional advertising, and Epsilon’s strength in that traditional category, to what degree — they’re clearly complementary offerings. Is there any thought to several years down the road, what the nature of the traditional business looks like?

I assume that the thought process is, there is plenty of room for both businesses to thrive, especially in a combined platform. But Ed, you mentioned risk discussion previously. How do you think about that sort of interplay between the two?

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Yes, it’s a great question. It comes down to what the vision is, and what the bet is. The vision and bet are pretty consistent and they do involve, if you want to call it, both businesses. If Alliance, as the saying goes, when Alliance grows up and becomes an adult in the next phase of growth, what are we looking to be? What we are looking to be is, again, the firm that is sitting at the table with the CMO, that offers the full toolbox of products and services.

Now, it may shift out of personalized direct mail, and into video or mobile. And we’ll go with the flow on that one. But in general, having a seat at the table requires the access to again, very, very robust data sources, the ability to create loyalty mechanisms, build loyalty platforms, databases, heavy analytics, and very strong distribution, which now is going to be very, very strong with Conversant.

Look, five years from now, we’ll sit back and say, all right, are we the ones sitting at the table for 300 clients around the world that are generating $30 million, $40 million, $50 million a client? If that is the case and we’ll the one-stop shop, then we’re going to have a lot of happy people. If we are not, then I would say that the vision was flawed.

Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst

I appreciate it.

Ed Heffernan - Alliance Data Systems Corp - President and CEO

Okay. Thank you everybody for your time and patience, and for the associates at both Alliance and at Conversant, John and I will be seeing you in the near future, and we look forward to bringing the two companies together. John?

John Giuliani - Conversant - CEO

I concur. Thank you.

Bryan Kennedy - Epsilon - CEO

Goodbye.

Operator

Ladies and gentlemen, thank you for participating in today’s program. This concludes the program. You may all now disconnect.

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Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC’s website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.